December 31, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Chris Edwards

Re: Aptevo Therapeutics Inc.

Registration Statement on Form S-3
File No. 333-283983

Dear Mr. Edwards:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-283983) of Aptevo Therapeutics Inc. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:15 p.m., Eastern Time, on January 2, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Paul Hastings LLP, by calling Sean M. Donahue at (202) 551-1704.

Very truly yours,

Aptevo Therapeutics Inc.

By: /s/ Daphne Taylor

Daphne Taylor

SVP & Chief Financial Officer

CC:	SoYoung Kwon, Aptevo Therapeutics Inc. Sean M. Donahue, Paul Hastings LLP